UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )

Cryomass Technologies Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

22905K 105

(CUSIP Number)

Gil Breiman Esq.
Burns & Levinson LLP

125 High Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22905K 105	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CRYM Co-Invest LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 45,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON PN

(1)	Comprised of (i) 22,500,000 shares of common stock and (ii) warrants to purchase 22,500,000 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CRYM Co-Invest GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 45,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON OO

(1)	Comprised of (i) 22,500,000 shares of common stock and (ii) warrants to purchase 22,500,000 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Hungry Asset Monster, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,102,500 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 46,102,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,102,500 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON CO

(1)	Comprised of (i) 23,102,000 shares of common stock and (ii) warrants to purchase 23,000,500 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HAM Senior, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,102,500 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,102,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,500 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON CO

(1)	Comprised of (i) 602,500 shares of common stock and (ii) warrants to purchase 500,000 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 6 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alexander Massa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,205,000 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,205,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,205,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON IN

(1)	Comprised of (i) 23,705,000 shares of common stock and (ii) warrants to purchase 23,500,000 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 7 of 11

Item 1.    Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”) of Cryomass Technologies, Inc., a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 1001 Bannock Street, Suite 612, Denver, CO 80204.

Item 2.    Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)	This statement is being filed by:

(i)	CRYM Co-Invest LP, a Delaware limited partnership (“Co-Invest LP”);

(ii)	CRYM Co-Invest (GP), LLC, a Delaware limited liability company (“Co-Invest GP”), the general partner of Co-Invest LP;

(iii)	Hungry Asset Monster, Inc., a Delaware corporation (“HAM”), the manager of Co-Invest GP;

(iv)	HAM Senior, Inc., a Delaware corporation (“HAM Senior”); and

(v)	Alexander Massa, an individual and Canadian citizen, the owner of HAM and holder of voting investment control of HAM Senior (“Massa”).

The persons named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The address of the principal business office of Co-Invest LP, Co-Invest GP and Massa is One World Trade Center, Suite 83G, New York, NY 10007. The address and principal business office of HAM and HAM Senior is 50 N. Laura Street, Jacksonville, FL 32202.

(c)	The principal business of Co-Invest LP, Co-Invest GP, HAM, and HAM Senior is to make, hold, and dispose of equity and equity related investments. The present principal occupation of Massa is to make, hold, and dispose of equity and equity related investments.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Co-Invest LP is a Delaware limited partnership. Co-Invest GP is a Delaware limited liability company. HAM and HAM Senior are Delaware corporations. Massa is a Canadian citizen.

CUSIP No. 22905K 105	13D	Page 8 of 11

Item 3.    Source and Amount of Funds or Other Consideration.

On May 11, 2021, the Issuer entered into subscription agreements (the “Note Agreements”) with each of HAM and HAM Senior. Pursuant to the Note Agreements, each of HAM and HAM Senior were issued (i) convertible promissory notes convertible into 502,500 shares of Common Stock at a conversion price of $0.20 per share, and (ii) warrants to purchase 500,000 shares of Common Stock on or before April 30, 2023, at an exercise price of $0.40 per share. Each of HAM and HAM Senior converted their convertible notes as of October 19, 2021 and each received 502,500 shares of common stock upon such conversion.

On May 23, 2021, the Issuer entered into share purchase agreements (the “Purchase Agreements”) with each of HAM and HAM Senior. Pursuant to the Purchase Agreements, each of HAM and HAM Senior purchased 100,000 shares of Common Stock at a purchase price of $0.10 per share.

On November 10, 2021, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with Co-Invest LP, pursuant to which the Issuer issued and sold an aggregate of 2,250 units (each, a “Unit”) for $2,000 per Unit to Co-Invest LP, each Unit consisting of (i) 10,000 shares of the Common Stock at a purchase price of $0.20 per share, and (ii) warrants to purchase of 10,000 shares of Common Stock exercisable within two years from issuance, at an exercise price of $0.40 per share. Under the terms of the Subscription Agreement, the Issuer is required to file an S-1 registration statement with the Securities and Exchange Commission.

The working capital of Co-Invest LP, HAM and HAM Senior was the source of the funds for the purchase of the Common Stock and warrants by the respective Reporting Persons described above. No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

CUSIP No. 22905K 105	13D	Page 9 of 11

Item 4.    Purpose of Transaction.

The information set forth in Item 3 and Item 6 is incorporated herein by reference.

The Reporting Persons acquired the securities for strategic investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)

Co-Invest LP is the record owners of 22,500,000 shares of Common Stock and warrants to purchase 22,500,000 shares of Common Stock. HAM is the record owner of 602,500 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock. HAM Senior is the record owner of 602,500 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock.

Co-Invest GP, as the general partner of Co-Invest LP, may be deemed to beneficially own the shares of Common Stock and warrants to purchase shares of Common Stock held by Co-Invest LP.

HAM, as the manager of Co-Invest GP, may be deemed to beneficially own the shares of Common Stock and warrants to purchase shares of Common Stock held by Co-Invest LP.

Massa, as the stockholder of HAM and holder of voting and investment control of HAM Senior, may be deemed to beneficially own the shares of Common Stock and warrants to purchase shares of Common Stock held by Co-Invest LP, HAM and HAM Senior.

CUSIP No. 22905K 105	13D	Page 10 of 11

The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 196,650,634 shares of Common Stock outstanding as of November 15, 2021, plus the amount of shares of Common Stock underlying warrants held by the applicable Reporting Person.

Massa, Co-Invest GP and HAM each disclaim beneficial ownership of the shares held by Co-Invest LP, except to the extent of their respective pecuniary interests.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6 of this Schedule 13D.

Except as set forth above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 — Joint Filing Agreement, dated as of December 16, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2 — Form of Domestic Subscription Agreement, dated as of November 10, 2021, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 19, 2021).

Exhibit 3 — Form of Warrant (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 19, 2021).

CUSIP No. 22905K 105	13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2021

CRYM CO-INVEST LP

By:	CRYM Co-Invest (GP), LLC, its Manager
By:	Hungry Asset Monster, Inc., its sole Member

By:	/s/ Alexander Massa
	Name:	Alexander Massa
	Title:	Authorized Signatory

CRYM CO-INVEST (GP), LLC*

By:	Hungry Asset Monster, Inc., its sole Member

By:	/s/ Alexander Massa
	Name:	Alexander Massa
	Title:	Authorized Signatory

HUNGRY ASSET MONSTER, INC.*

By:	/s/ Alexander Massa
	Name:	Alexander Massa
	Title:	Authorized Signatory

HAM SENIOR, INC.

By:	/s/ Alexander Massa
	Name:	Alexander Massa
	Title:	Authorized Signatory

/s/ Alexander Massa
	Name:	Alexander Massa*

*	The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).